Prospectus Supplement No. 20	Filed pursuant to Rule 424(b)(3)
to Prospectus dated January 22, 2010	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated January 22, 2010, relating to offers and resales of up to 40,689,913 shares of our common stock, including 11,000,000 shares issuable upon the exercise of warrants, 1,250,000 shares of our preferred stock and warrants to purchase 25,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-162712). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Change in Independent Registered Public Accountants

On October 26, 2012, we dismissed Sherb & Co., LLP as our independent registered public accountants and engaged D’Arelli Pruzansky, P. A. as our independent registered public accountants. The dismissal of Sherb & Co., LLP and the engagement of D’Arelli Pruzansky, P. A. was approved by our Audit Committee. Sherb & Co., LLP did not resign or decline to be reappointed as our independent registered public accountants.

Neither the report of Sherb & Co., LLP dated March 16, 2012 on our consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2011 and 2010 nor the report of Sherb & Co., LLP dated March 25, 2011 on our consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the years ended December 31, 2010 and 2009 contained an adverse opinion or a disclaimer of opinion, nor were either such report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and the subsequent interim period prior to the dismissal of Sherb & Co., LLP there were no disagreements with Sherb & Co., LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sherb & Co., LLP, would have caused it to make reference thereto in connection with its reports on each of our financial statements for such years.

During the years ended December 31, 2010 and 2011 and through October 26, 2012, there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

We requested that Sherb & Co., LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated October 31, 2012, is filed as Exhibit 16 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2012.

On October 26, 2012, we engaged D’Arelli Pruzansky, P. A. as our independent registered public accountants for the two years ended December 31, 2012.

Prior to October 26, 2012, which was the date that D’Arelli Pruzansky, P. A. was engaged, we did not consult D’Arelli Pruzansky, P. A. with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as defined in Item 304(a)(2)(i) and (ii) of Regulation S-K.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2012